Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in this Registration Statement on Form S-8 of our report dated March 10, 2023, except for the effects of the reverse recapitalization, including the net loss per share, discussed in Note 3 and 5, as to which the date is March 21, 2024, relating to the consolidated balance sheet of Tigo Energy, Inc. and Subsidiaries as of December 31, 2022, and the related consolidated statements of operations, convertible preferred stock and changes in stockholders’ deficit and cash flows for the year then ended, which appears in Tigo Energy Inc.’s Annual Report on Form 10-K for the year ended December 31, 2023.

/s/ Frank, Rimerman + Co. LLP

San Francisco, California

June 3, 2024